Exhibit 99.1

SuperCom Announces Pricing of $2.75 Million Public Offering

TEL AVIV, Israel, Aug. 2, 2023 /PRNewswire/ -- SuperCom (NASDAQ: SPCB) ("SuperCom" or the "Company"), a global provider of secured solutions for the e-Government, IoT and Cybersecurity sectors, today announced the pricing of its public offering of 3,235,295 units at a public offering price of $0.85 per unit with a single institutional investor. Each unit consists of one ordinary share (or a prefunded warrant in lieu thereof) and one warrant to purchase one ordinary share.  The common warrants will be immediately exercisable at an exercise price of $0.85 per share and will expire five years from the date of issuance. The ordinary shares (or pre-funded warrants in lieu thereof) and accompanying warrants can only be purchased together in this public offering, but will be issued separately and will be immediately separable upon issuance.

Gross proceeds to the Company, before deducting placement agent fees and other offering expenses, are expected to be approximately $2.75 million. The offering is expected to close on August 3, 2023, subject to the satisfaction of customary closing conditions.

Maxim Group LLC is acting as sole placement agent in connection with this public offering.

The Company has also agreed that certain existing warrants to purchase up to a total of 2,082,484 ordinary shares of the Company that were issued to such institutional investor on July 25, 2022 and March 31, 2023, will be amended effective upon the closing of the public offering so that the amended warrants will have an exercise price of $0.85 and will expire five years from the date of the closing of this offering.

The securities described above (other than the amended warrants) are being offered pursuant to a Registration Statement on Form F-1, as amended (File No. 333-273291) (the "Registration Statement"), previously filed with and subsequently declared effective by the U.S. Securities and Exchange Commission (the "SEC") on August 2, 2023.  The public offering is being made only by means of a prospectus which is a part of the Registration Statement.  A preliminary prospectus relating to the public offering has been filed with the SEC.  Copies of the final prospectus relating to the public offering, when available, will be filed with the SEC and will be available on the SEC's website at http://www.sec.gov.  Copies of the final prospectus relating to this public offering, when available, may be obtained from Maxim Group LLC, 300 Park Avenue, 16th Floor, New York, NY 10022, at (212) 895-3745.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction.

About SuperCom

Since 1988, SuperCom has been a global provider of traditional and digital identity solutions, providing advanced safety, identification, and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secure Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers a unique all-in-one field-proven RFID & mobile technology and product suite, accompanied by advanced complementary services for various industries including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation. For more information, please visit SuperCom's website, www.supercom.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical or current facts. These forward-looking statements are subject to risks and uncertainties that could cause our actual results to differ materially from the statements made. Examples of these statements include, but are not limited to, statements regarding business and economic trends, the levels of consumer, business and economic confidence generally, the adverse effects of these risks on our business or the market price of our ordinary shares, and other risks and uncertainties described in the forward looking statements and in the section captioned "Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the U.S. Securities and Exchange Commission (the "SEC") on April 20, 2023, our reports on Form 6-K filed from time to time with the SEC and our other filings with the SEC. Except as required by law, we not undertake any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.